

Mail Stop 4720

September 11, 2009

Michael L. Kubacki
President and Chief Executive Officer
Lakeland Financial Corporation
202 East Center Street
P.O. Box 1387
Warsaw, IN 46581-1387

> **Re: Lakeland Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 000-11487**

Dear Mr. Kubacki:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

1.   Please disclose to the staff, and revise future filings to identify, the component companies of the Peer Group Index used in the performance graph. Refer to

Instruction 5 to Item 201(e) of Regulation S-K. Please also confirm that the performance graph was included in the annual report sent to shareholders. Refer to Regulation S-K Compliance & Disclosure Interpretations 106.10 and 106.11. We note that the performance graph was included in the Form 10-K and definitive proxy statement.

Item 11. Executive Compensation

Benchmarking, page 14 of Definitive Proxy Statement on Schedule 14A

2.   Please advise us of the component companies that make up the compensation peer group, including the peer group supplied by Frederic W. Cook & Co., Inc. In addition, please describe to us how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05. Please confirm that future filings will be revised accordingly.

Bonus, page 18 of Definitive Proxy Statement on Schedule 14A

3.   Please disclose to the staff the budgeted net income used for the bonus plan in 2008 and revise future filings to disclose this figure. Also, please disclose to the staff the individual performance targets utilized in determining the cash incentive compensation for the named executive officers for the 2008 fiscal year, and revise future filings accordingly. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Long-Term Incentive Plan, page 19 of Definitive Proxy Statement on Schedule 14A

4.   Please disclose to the staff the target performance levels utilized in determining the 2006-2008 performance period payout amounts under the long-term incentive plan.

Grants of Plan-Based Awards, page 24 of Definitive Proxy Statement on Schedule 14A

5.   Please provide supplementally a revised Grants of Plan-Based Awards table that includes all applicable columns, and revise future filings accordingly. For example, we note that a total of 30,000 options were granted in 2008 to the named executive officers. Therefore, the information required by Item 402(d)(vi) and (vii) of Regulation S-K should be provided. Alternatively, tell the staff why such disclosure is not required.

Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Related Transactions

6.   Please revise your disclosure in future filings to discuss all of the information contemplated by Item 404(b) of Regulation S-K. For example, disclose the types of transactions that are covered by your policies and procedures. Please provide to the staff your proposed revised disclosure.

Exhibits

7.   Please tell the staff why you have not filed as an exhibit to the Form 10-K, or incorporated by reference, the company's long-term incentive plan. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Exhibit 31

8.   In the future, please file each certification as a separate exhibit. Refer to Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Financial Statements, page 1

9.   We note the significant unrealized losses related to your non-agency mortgage backed securities at December 31, 2008 and June 30, 2009. We have the following comments:

    a) Please provide us with your calculation of the present value of cash flows expected to be collected from the top two securities in unrealized loss positions as of June 30, 2009. Please confirm that you use the same methodology for all of your non-agency mortgage backed securities. Please identify all of the key assumptions and explain how you determined

Lakeland Financial Corporation
September 11, 2009
Page 4

the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

    i. Discount rate: tell us the discount rate used and how you determined it.

    ii. Deferrals and defaults:

      1) tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security,

      2) tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter,

      3) tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date,

      4) tell us how you treat deferrals (e.g., – do you treat deferrals the same as defaults), and

      5) tell us about your recovery rate.

b) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K. Therefore, for each individual mortgage backed security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: security name, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this

Michael L. Kubacki
Lakeland Financial Corporation
September 11, 2009
Page 5

> information is relevant and meaningful.

> c) Please tell us and revise future filings to break out the non-agency mortgage backed securities by type (i.e., residential versus commercial) in accordance with paragraph 39 of FSP FAS 115-2.

Note 4 – Securities, page 9

10.   On page 12 you state that management does not have the intent or need to sell the securities in an unrealized loss position at this time. Please revise future filings to discuss whether you may be required to sell the security before recovery of its amortized cost basis and refer to paragraph 21 of SFAS FSP 115-2.

Note 8 – Issuance of Preferred Stock, page 18

11.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

- How you determined the fair value of the preferred stock and the common stock warrants;
- The market rate (discount rate) used when deriving the fair value of the preferred stock;
- The methodology and assumptions used to calculate the fair value of the common stock warrants; and
- The method used to amortize the discount on the preferred stock.

              *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3418 with any other questions.

Sincerely,

William C-L Friar
Senior Financial Analyst